TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the period ended
June 30, 2008

                                                                               .
                                                                               .


TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of June 30, 2008 and March 31, 2008
--------------------------------------------------------------------------------

                                     ASSETS
                                     ------


                                                                                                        U.S. dollars
                                                                Yen in millions                         in millions
                                              --------------------------------------------------- -------------------------
                                                       June 30,                  March 31,                June 30,
                                                         2008                      2008                     2008
                                              -------------------------- ------------------------ -------------------------
Assets
   Current assets:
     Cash and cash equivalents                  (Y)    1,908,606            (Y)    1,628,547            $      17,935
     Time deposits                                       133,660                     134,773                    1,256
     Marketable securities                               547,979                     542,210                    5,149
     Trade accounts and notes receivable,
        less allowance for doubtful accounts           1,873,294                   2,040,233                   17,603
     Finance receivables, net                          4,684,988                   4,301,142                   44,023
     Other receivables                                   505,750                     523,533                    4,752
     Inventories                                       2,065,832                   1,825,716                   19,412
     Deferred income taxes                               609,423                     563,220                    5,727
     Prepaid expenses and other current
        assets                                           610,013                     526,853                    5,732
                                             -------------------------- ------------------------ -------------------------
     Total current assets                             12,939,545                  12,086,227                  121,589
                                             -------------------------- ------------------------ -------------------------
   Noncurrent finance receivables, net                 6,624,176                   5,974,756                   62,246
   Investments and other assets:
     Marketable securities and other
        securities investments                         3,460,754                   3,429,238                   32,519
     Affiliated companies                              2,102,108                   2,098,556                   19,753
     Employees receivables                                71,920                      70,776                      676
     Other                                               960,652                     986,765                    9,027
                                             -------------------------- ------------------------ -------------------------
     Total investments and other assets                6,595,434                   6,585,335                   61,975
                                             -------------------------- ------------------------ -------------------------
   Property, plant and equipment:
     Land                                              1,268,414                   1,262,034                   11,919
     Buildings                                         3,668,105                   3,580,607                   34,468
     Machinery and equipment                           9,543,096                   9,270,650                   89,674
     Vehicles and equipment on operating
        leases                                         3,085,655                   2,922,325                   28,995
     Construction in progress                            351,555                     360,620                    3,304
                                             -------------------------- ------------------------ -------------------------
     Subtotal                                         17,916,825                  17,396,236                  168,360
                                             -------------------------- ------------------------ -------------------------
     Less - Accumulated depreciation                  (9,890,419)                 (9,584,234)                 (92,938)
                                             -------------------------- ------------------------ -------------------------
     Total property, plant and equipment               8,026,406                   7,812,002                   75,422
                                             -------------------------- ------------------------ -------------------------
   Total assets                                 (Y)   34,185,561            (Y)   32,458,320            $     321,232
                                             ========================== ======================== =========================



   The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of June 30, 2008 and March 31, 2008
--------------------------------------------------------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------


                                                                                                        U.S. dollars
                                                                Yen in millions                         in millions
                                              --------------------------------------------------- -------------------------
                                                       June 30,                  March 31,                June 30,
                                                         2008                      2008                     2008
                                              -------------------------- ------------------------ -------------------------
Liabilities
   Current liabilities:
     Short-term borrowings                      (Y)    4,357,704            (Y)    3,552,721            $      40,948
     Current portion of long-term debt                 2,843,502                   2,675,431                   26,720
     Accounts payable                                  2,111,522                   2,212,773                   19,841
     Other payables                                      750,748                     806,514                    7,054
     Accrued expenses                                  1,791,034                   1,606,964                   16,830
     Income taxes payable                                224,546                     305,592                    2,110
     Other current liabilities                           901,140                     780,747                    8,468
                                              -------------------------- ------------------------ -------------------------
     Total current liabilities                        12,980,196                  11,940,742                  121,971
                                              -------------------------- ------------------------ -------------------------
   Long-term liabilities:
     Long-term debt                                    6,248,293                   5,981,931                   58,714
     Accrued pension and severance costs                 625,992                     632,297                    5,882
     Deferred income taxes                             1,162,377                   1,099,006                   10,923
     Other long-term liabilities                         246,830                     278,150                    2,319
                                              -------------------------- ------------------------ -------------------------
     Total long-term liabilities                       8,283,492                   7,991,384                   77,838
                                              -------------------------- ------------------------ -------------------------
   Total liabilities                                  21,263,688                  19,932,126                  199,809
                                              -------------------------- ------------------------ -------------------------
Minority interest in consolidated
     subsidiaries                                        668,835                     656,667                    6,285
Shareholders' equity
   Common stock, no par value,                           397,050                     397,050                    3,731
     authorized: 10,000,000,000 shares
     as of June 30, 2008 and March 31, 2008
     issued: 3,447,997,492 shares
     as of June 30, 2008 and March 31, 2008
   Additional paid-in capital                            498,460                     497,569                    4,684
   Retained earnings                                  12,526,013                  12,408,550                  117,703
   Accumulated other comprehensive income
     (loss)                                               23,876                    (241,205)                     224
   Treasury stock, at cost,                           (1,192,361)                 (1,192,437)                 (11,204)
     298,692,780 shares as of June 30, 2008
     and 298,717,640 shares as of March 31,
     2008
                                              -------------------------- ------------------------ -------------------------
   Total shareholders' equity                         12,253,038                  11,869,527                  115,138
                                              -------------------------- ------------------------ -------------------------
Commitments and contingencies
                                              -------------------------- ------------------------ -------------------------
Total liabilities and shareholders' equity      (Y)   34,185,561            (Y)   32,458,320            $     321,232
                                              ========================== ======================== =========================




   The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statement of Income
For the first quarter ended June 30, 2008
--------------------------------------------------------------------------------

                                                                              U.S. dollars
                                                     Yen in millions          in millions
                                                  ---------------------- -----------------------
                                                      For the first           For the first
                                                      quarter ended           quarter ended
                                                      June 30, 2008           June 30, 2008
                                                  ---------------------- -----------------------
Net revenues:
   Sales of products                                 (Y)    5,858,843         $        55,054
   Financing operations                                       356,287                   3,348
                                                  ---------------------- -----------------------
   Total net revenues                                       6,215,130                  58,402
                                                  ---------------------- -----------------------
Costs and expenses:
   Cost of products sold                                    4,989,767                  46,888
   Cost of financing operations                               184,316                   1,732
   Selling, general and administrative                        628,456                   5,905
                                                  ---------------------- -----------------------
   Total costs and expenses                                 5,802,539                  54,525
                                                  ---------------------- -----------------------
Operating income                                              412,591                   3,877
                                                  ---------------------- -----------------------
Other income (expense):
   Interest and dividend income                                41,912                     394
   Interest expense                                           (14,353)                   (135)
   Foreign exchange gain, net                                  13,985                     131
   Other loss, net                                             (1,081)                    (10)
                                                  ---------------------- -----------------------
   Total other income (expense)                                40,463                     380
                                                  ---------------------- -----------------------
Income before income taxes, minority
   interest and equity in earnings of
   affiliated companies                                       453,054                   4,257
                                                  ---------------------- -----------------------
Provision for income taxes                                    174,666                   1,641
                                                  ---------------------- -----------------------
Income before minority interest and
   equity in earnings of affiliated companies                 278,388                   2,616
                                                  ---------------------- -----------------------
Minority interest in consolidated subsidiaries                (19,793)                   (186)
Equity in earnings of affiliated companies                     95,064                     893
                                                  ---------------------- -----------------------
Net income                                           (Y)      353,659         $         3,323
                                                  ====================== =======================



                                                           Yen                U.S. dollars
                                                  ---------------------- -----------------------
Net income per share
   Basic                                             (Y)       112.30         $          1.06
                                                  ====================== =======================
   Diluted                                           (Y)       112.28         $          1.06
                                                  ====================== =======================



   The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Condensed Consolidated Statement of Cash Flows
For the first quarter ended June 30, 2008
--------------------------------------------------------------------------------

                                                                                                  U.S. dollars
                                                                         Yen in millions          in millions
                                                                      ---------------------- -----------------------
                                                                          For the first           For the first
                                                                          quarter ended           quarter ended
                                                                          June 30, 2008           June 30, 2008
                                                                      ---------------------- -----------------------
Cash flows from operating activities:
  Net income                                                              (Y)     353,659           $       3,323
  Adjustments to reconcile net income to net cash provided
   by operating activities
     Depreciation                                                                 353,659                   3,323
     Provision for doubtful accounts and credit losses                             47,142                     443
     Pension and severance costs, less payments                                   (12,080)                   (113)
     Losses on disposal of fixed assets                                            20,024                     188
     Unrealized losses on available-for-sale securities, net                           19                       0
     Deferred income taxes                                                        (17,277)                   (162)
     Minority interest in consolidated subsidiaries                                19,793                     186
     Equity in earnings of affiliated companies                                   (95,064)                   (893)
     Changes in operating assets and liabilities, and other                       262,890                   2,470
                                                                      ---------------------- -----------------------
  Net cash provided by operating activities                                       932,765                   8,765
                                                                      ---------------------- -----------------------
Cash flows from investing activities:
  Additions to finance receivables                                             (2,326,976)                (21,866)
  Collection of and proceeds from sales of finance receivables                  1,870,129                  17,573
  Additions to fixed assets excluding equipment leased to others                 (354,471)                 (3,331)
  Additions to equipment leased to others                                        (320,170)                 (3,009)
  Proceeds from sales of fixed assets excluding equipment
   leased to others                                                                17,572                     165
  Proceeds from sales of equipment leased to others                                91,580                     861
  Purchases of marketable securities and security investments                    (308,335)                 (2,897)
  Proceeds from sales of and maturity of marketable
   securities and security investments                                            351,258                   3,301
  Changes in investments and other assets, and other                              (34,643)                   (326)
                                                                      ---------------------- -----------------------
  Net cash used in investing activities                                        (1,014,056)                 (9,529)
                                                                      ---------------------- -----------------------
Cash flows from financing activities:
  Purchase of common stock                                                            (96)                     (1)
  Proceeds from issuance of long-term debt                                        656,886                   6,173
  Payments of long-term debt                                                     (700,888)                 (6,586)
  Increase in short-term borrowings                                               593,422                   5,576
  Dividends paid                                                                 (236,196)                 (2,219)
                                                                      ---------------------- -----------------------
  Net cash provided by financing activities                                       313,128                   2,943
                                                                      ---------------------- -----------------------
Effect of exchange rate changes on cash and cash equivalents                       48,222                     453
                                                                      ---------------------- -----------------------
Net increase in cash and cash equivalents                                         280,059                   2,632
                                                                      ---------------------- -----------------------
Cash and cash equivalents at beginning of period                                1,628,547                  15,303
                                                                      ---------------------- -----------------------
Cash and cash equivalents at end of period                                (Y)   1,908,606           $      17,935
                                                                      ====================== =======================



   The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
1.   Basis of preparation:

     The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of and for the period ended June 30, 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America and on substantially the same basis as its annual consolidated financial statements except for certain disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2008. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated result for the three-month period is not necessarily indicative of results to be expected for the full year.

     Reclassifications -
     Certain prior year amounts have been reclassified to conform to the presentations as of and for the first quarter ended June 30, 2008.

2.   Accounting changes:

     In September 2006, the Financial Accounting Standard Board ("FASB") issued FAS No. 157, Fair Value Measurements ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The parent company and its consolidated subsidiaries ("Toyota") adopted FAS 157 from the fiscal year begun after November 15, 2007. The adoption of FAS 157 did not have material impact on Toyota's consolidated financial statements.

     In September 2006, FASB issued FAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires employers to measure the funded status of their defined benefit postretirement plans as of the date of their year-end statement of financial position. Toyota adopted this provision in FAS 158 regarding a measurement date from the fiscal year ending after December 15, 2008. The adoption of this provision in FAS 158 did not have material impact on Toyota's consolidated financial statements.

     In February 2007, FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis and subsequent change in fair value must be recorded in earnings at each reporting date. Toyota adopted FAS 159 from the fiscal year begun after November 15, 2007. Because Toyota has not elected the fair value option for the first quarter ended June 30, 2008, the adoption of FAS 159 did not have material impact on Toyota's consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------


3. Accounting procedures specific to quarterly consolidated financial statements:

     Provision for income taxes

     The provision for income taxes is computed by multiplying quarterly income before income taxes, minority interest and equity in earnings of affiliated companies for the first quarter by estimated effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated effective tax rates.

4.   U.S. dollar amounts:

     U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of
     (Y)106.42 = U.S. $1, the approximate current exchange rate at June 30, 2008, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the period ended June 30, 2008.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

5.   Contingencies :

     Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2008 is (Y)1,512,768 million ($14,215 million). Liabilities for guarantee totaling (Y)3,929 million ($37 million) have been provided as of June 30, 2008. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

     Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class action lawsuits on behalf of all purchasers of new motor vehicles in the United States. The complaints allege that the defendants violated the Sherman Antitrust Act by conspiring to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints seek injunctions against the alleged antitrust violations and treble damages in an unspecified amount. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs. The settlement agreement is pending the approval of the court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions in the court and all related actions will be closed.

     Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

     The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

6.   Segment data:

     The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

     The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

     The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination for the first quarter ended June 30, 2008.

     Segment operating results -
     For the first quarter ended June 30, 2008:


                                                              Yen in millions
                           --------------------------------------------------------------------------------------
                                               Financial                       Inter-segment
                              Automotive        Services         All Other      Elimination       Consolidated
                           ---------------- ----------------- --------------- ----------------- -----------------
Net revenues
 Sales to external
  customers                 (Y)  5,715,741   (Y)    356,287    (Y)   143,102   (Y)         --    (Y)  6,215,130
 Inter-segment sales
  and transfers                      5,206            6,886          145,064         (157,156)               --
                           ---------------- ----------------- --------------- ----------------- -----------------
     Total                       5,720,947          363,173          288,166         (157,156)        6,215,130
 Operating expenses              5,388,602          284,039          285,204         (155,306)        5,802,539
                           ---------------- ----------------- --------------- ----------------- -----------------
 Operating income           (Y)    332,345   (Y)     79,134    (Y)     2,962   (Y)     (1,850)   (Y)    412,591
                           ================ ================= =============== ================= =================

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                         U.S. dollars in millions
                           --------------------------------------------------------------------------------------
                                               Financial                       Inter-segment
                              Automotive        Services         All Other      Elimination       Consolidated
                           ---------------- ----------------- --------------- ----------------- -----------------
Net revenues
 Sales to external
  customers                 $      53,709    $       3,348     $      1,345    $          --     $      58,402
 Inter-segment sales                   49               65            1,363           (1,477)               --
  and transfers            ---------------- ----------------- --------------- ----------------- -----------------
     Total                         53,758            3,413            2,708           (1,477)           58,402
 Operating expenses                50,635            2,669            2,680           (1,459)           54,525
                           ---------------- ----------------- --------------- ----------------- -----------------
 Operating income           $       3,123    $         744     $         28    $         (18)    $       3,877
                           ================ ================= =============== ================= =================


     Geographic Information -
     For the first quarter ended June 30, 2008:


                                                              Yen in millions
                     ---------------------------------------------------------------------------------------------------------------
                                                                                                      Inter-segment
                          Japan       North America       Europe           Asia           Other        Elimination     Consolidated
                     --------------- --------------- --------------- --------------- --------------- --------------- ---------------
Net revenues
 Sales to external
  customers          (Y) 2,029,943   (Y) 2,048,269   (Y)   871,858   (Y)   719,133   (Y)   545,927   (Y)        --   (Y) 6,215,130
 Inter-segment sales
  and transfers          1,630,909          42,870          44,305          79,215          82,717      (1,880,016)             --
                     --------------- --------------- --------------- --------------- --------------- --------------- ---------------
     Total               3,660,852       2,091,139         916,163         798,348         628,644      (1,880,016)      6,215,130
 Operating expenses      3,443,690       2,021,965         895,875         728,978         584,192      (1,872,161)      5,802,539
                     --------------- --------------- --------------- --------------- --------------- --------------- ---------------
 Operating income    (Y)   217,162   (Y)    69,174   (Y)    20,288   (Y)    69,370   (Y)    44,452   (Y)    (7,855)  (Y)   412,591
                     =============== =============== =============== =============== =============== =============== ===============




                                                                U.S. dollars in millions
                     ---------------------------------------------------------------------------------------------------------------
                                                                                                      Inter-segment
                          Japan       North America       Europe           Asia           Other        Elimination     Consolidated
                     --------------- --------------- --------------- --------------- --------------- --------------- ---------------
Net revenues
 Sales to external
  customers          $      19,075   $      19,247   $       8,193   $       6,757   $       5,130   $          --   $      58,402
 Inter-segment sales
  and transfers             15,325             403             416             745             777         (17,666)             --
                     --------------- --------------- --------------- --------------- --------------- --------------- ---------------
     Total                  34,400          19,650           8,609           7,502           5,907         (17,666)         58,402
 Operating expenses         32,359          19,000           8,418           6,850           5,490         (17,592)         54,525
                     --------------- --------------- --------------- --------------- --------------- --------------- ---------------
 Operating income    $       2,041   $         650   $         191   $         652   $         417   $         (74)  $       3,877
                     =============== =============== =============== =============== =============== =============== ===============

"Other" consists of Central and South America, Oceania, and Africa.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
     Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

     There are no any individually material countries with respect to revenues, operating expenses or operating income included in other foreign countries.

     Transfers between industries or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenue less operating expenses.

     Overseas Revenues by destination -
     The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information ("FAS 131"), Toyota discloses this information in order to provide financial statement users with valuable information.


                                                          U.S. dollars
                                  Yen in millions         in millions
                               ---------------------- ----------------------
                                   For the first          For the first
                                   quarter ended          quarter ended
                                   June 30, 2008          June 30, 2008
                               ---------------------- ----------------------

North America                    (Y)     2,115,360       $         19,877
Europe                                     864,660                  8,125
Asia                                       764,507                  7,184
Other                                      996,671                  9,365

"Other" consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------
7.   Per share amounts:

     Reconciliations of the differences between basic and diluted net income per share for the first quarter ended June 30, 2008 are as follows:

                                                           Yen in        Thousands                        U.S.
                                                          millions       of shares         Yen          dollars
                                                        -------------- -------------- -------------- -------------
                                                                         Weighted-
                                                             Net          average       Net income     Net income
                                                            income        shares        per share      per share
                                                        -------------- -------------- -------------- -------------
For the first quarter ended June 30, 2008
Basic net income
  per common share                                      (Y)   353,659      3,149,288  (Y)    112.30  $       1.06
Effect of diluted securities
  Assumed exercise of dilutive stock options                       (0)           458
                                                        -------------- -------------- -------------- -------------
Diluted net income per common share                     (Y)   353,659      3,149,746  (Y)    112.28  $       1.06
                                                        ============== ============== ============== =============


     Certain stock options were not included in the computation of diluted net income per share for the first quarter ended June 30, 2008 because the options' exercise prices were greater than the average market price per common share during the period.

     In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses the information below in order to provide financial statement users with valuable information.

     The following table shows Toyota's net assets per share as of June 30, 2008 and March 31, 2008. Net assets per share amounts are calculated by dividing net assets' amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.


                                             Yen in        Thousands
                                            millions       of shares         Yen       U.S. dollars
                                          -------------- -------------- -------------- -------------
                                                         Shares issued
                                                              and
                                                          outstanding
                                                         at the end of
                                                          the period
                                                          (excluding
                                                           treasury       Net assets    Net assets
                                            Net assets      stock)        per share     per share
                                          -------------- -------------- -------------- -------------
As of June 30, 2008                       (Y) 12,253,038     3,149,304  (Y)  3,890.71  $      36.56
As of March 31, 2008                      (Y) 11,869,527     3,149,279  (Y)  3,768.97
                                          ============== ============== ============== =============


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


TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
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       On June 24, 2008, at the Ordinary General Shareholders' Meeting, the
       shareholders of the parent company approved to distribute year-end cash dividends of (Y)236,196 million ($2,219 million), (Y)75 ($0.70) per share, effective on June 25, 2008.





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